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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (CHECK ONE):

             [_] Form 10-K and Form 10-KSB   [_] Form 20-F   [_] Form 11-K
             [X] Form 10-Q and Form 10-QSB   [_] Form N-SAR

For Period Ended:

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

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   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION
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Access Worldwide Communications, Inc.
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Full Name of Registrant (Former Name if Applicable)

4950 Communication Avenue, Suite 300
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Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33431
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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     The Registrant's quarterly report on Form 10-Q could not be filed within the prescribed time period due to the Registrant and its accountants requiring additional time to review the financial statements and other portions of the Form 10-Q.

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PART IV - OTHER INFORMATION
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          (1)  Name and telephone number of person to contact in regard to this notification.

            John Hamerski                 561                  226 5000
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               (Name)                 (Area Code)         (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes   [_] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [X] Yes   [_] No

          The Company will reclassify the results of the operations of its Phoenix Marketing Group ("Phoenix") and its Cultural Access Group ("CAG") divisions, which were both sold in the first quarter of 2002 from results of continuing operations to results of discontinued operations. Such reclassification was made pursuant to the requirements of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets", which required the combined operations of these two divisions, totaling approximately $269,678 of income, be reclassified as discontinued operations.

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Access Worldwide Communications, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date           5/16/02                   By: /s/ John Hamerski
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                                         Name: John Hamerski
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                                         Title: EVP and CFO
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